MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT JUNE 30, 2007

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the Company’s interim unaudited financial statements and notes thereto for the period ended June 30, 2007 (the “Statements”) and compares the financial results for the three and six month periods ended June 30, 2007 with those of the comparative periods in 2006. The reader is encouraged to review the Statements in conjunction with this document and the audited financial statements and annual MD&A of the Company for the year ended December 31, 2006. This report is dated August 8, 2007 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

Please refer to section “RESTATEMENT OF THE COMPARATIVE PERIODS” for an explanation of the restated items referred to in this MD&A.

BUSINESS OVERVIEW

Corporate

On June 28, 2007, the Company completed a short form prospectus filing in Canada pursuant to which it issued, through a syndicate of underwriters, the following instruments:

- 220,000 Series D units at a price of $1,000 per unit;

- 55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

- 2,055,000 flow-through shares; and

- 10,700,000 common shares

The financing generated gross cash proceeds of $375.3 million (net proceeds $358.2 million) and subsequent to the quarter end the agents exercised the rights granted to it on the financing and purchased an additional 17,000 Series D units resulting in additional gross proceeds of $17.0 million ($16.3 million net). In order to proceed with the financing, the Company was obliged to amend the terms of its bank advisory agreement with Barclays Capital which, in exchange for a payment of US $1.25 million, waived its right of first refusal to provide financing.

The Company believes that with this additional cash it has adequate funds complete the pre-production construction phase and a significant portion of the expansion phase of the New Afton copper gold project (the “Project”) and meet its corporate and administrative obligations.  The Company will have to obtain additional financing to finance the remainder of the Project construction and debt service prior to the commencement of commercial production.  There can be no assurance it will be able to raise sufficient funds as and when these funds are required.

New Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the Project located approximately 10 kilometres west of Kamloops, British Columbia.

During the second quarter of 2007, work continued on expanding the size of the existing underground exploration decline to accommodate the larger equipment necessary to facilitate commencement of the underground mine development expected to occur in the fourth quarter of 2007. Some of the mobile equipment necessary to advance mine development, which includes temporary equipment provided by the contractor as well as portions of the permanent Company owned fleet, has begun to arrive at site. On July 5 the Company announced that it had appointed AMEC Americas Limited based in Vancouver, British Columbia as the Engineering and Procurement contractor for the construction of the mill and related surface facilities. New Gold continues to consider contracting alternatives to assume responsibility for construction management of the surface works. The Company is expanding its work force at site with a view to ensuring that there are sufficient experienced and competent personnel to undertake mine development.

The Company also continued to explore at and around the existing Project resource through a surface drilling campaign.

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn (Unaudited)	2007 2nd Quarter	2007 1st Quarter	2006 4th Quarter	2006 3rd Quarter

Statements of Operation and Deficit
Loss	$ 1,962	$ 462	$ 1,375	$ 750
Loss per share	0.08	0.02	0.06	0.03

Balance Sheets
Working Capital	228,066	56,783	65,471	71,442
Total Assets	489,143	133,238	132,656	131,040

Statements of Cash Flows
Payments for mineral properties exploration costs	7,046	5,867	5,449	4,544

$Cdn (Unaudited)	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter

Statements of Operation and Deficit
Loss	$ 60	$ 1,318	$ 1,232	$ 140
Loss per share	0.00	0.07	0.08	0.01

Balance Sheets
Working Capital	76,460	80,308	14,815	13,099
Total Assets	130,531	130,223	61,631	53,128
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	5,442	4,776	3,154	4,423

Comparative Periods

During the second quarter of 2007, the Company invested approximately $7.0 million on its mineral properties as compared to $5.4 million in the comparative quarter in 2006.  During the current quarter the Company spent $4.4 million on development activities, principally related to the expansion of the exploration decline, $1.0 million on the now completed feasibility study and $1.6 million on surface exploration programs in and around the current resource.  This compares to spending in the 2006 comparative quarter of $2.6 million on underground exploration and support, $0.6 million on tunneling and decline development, $1.2 million on the feasibility study and $0.5 million on surface exploration at Afton and Ajax.

The Company incurred a loss of $2.0 million or $0.08 per share in the second quarter compared with a loss of $60,000 or $0.00 per share in the second quarter of 2006.  The increase in the loss is primarily related to the cost of amending the bank advisory agreement referred to above as well as increases in other professional services in the areas of internal controls plus higher regulatory filing fees.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which have impacted the trends over that period:

•

Financings - On June 28, 2007, the Company completed a short form prospectus filing generating gross cash proceeds of $375.3 million (net proceeds $358.2 million). (see Liquidity and Capital Resources).  In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant. In addition, the Company raised approximately $3 million in flow through financing during the fourth quarter of 2005.

•

The Company commenced a Feasibility Study in December 2005 (the results of which were published in the first quarter 2007) at a total cost of $10.7 million over the preceding six quarters.

•

The Company realized a total of $1.1 million in future income tax recoveries in the third quarter of 2005, second quarter of 2006 and second quarter of 2007 as a result of successive reductions in the combined tax rates applicable to the Company.

LIQUIDITY & CAPITAL RESOURCES

As at June 30, 2007, the Company had working capital of $228 million versus $65.5 million as at December 31, 2006.

On June 28, 2007, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, the following instruments:

- 220,000 Series D units at a price of $1,000 per Series D Unit;

- 55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

- 2,055,000 flow-through shares; and

- 10,700,000 common shares

Gross cash proceeds realized were $375.3 million (net proceeds $358.3 million, prior to allocation of fair value to the equity components of the Series D units and subordinated convertible debentures).

Series D units

The Company issued 220,000 Series D units (“Units”) for an aggregate principal amount of $220 million. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”) (a copy of which may be viewed under the Company’s filings at www.sedar.com), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017.  The Notes and Warrants detached on their listing on the Toronto Stock Exchange on June 28, 2007.

The Company has allocated the net proceeds of the Series D units as follows:  $178.0 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants (assuming a 13% interest rate); and $32.5 million to the Warrants using the residual value method. The value of the Notes will be accreted to its face value over the term of the debt, at 13.5% interest, using the effective interest method.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time from June 28, 2007 to June 27, 2017 at a price ranging from

120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

In addition, if the Company has not obtained the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount plus accrued and unpaid interest. As a result of this requirement the Company has presented the Notes as a current liability and is required to accrete the debt to $220 million over the next 12 months unless the permits required are received in advance of 12 months.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture requires the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”) (a copy of which may be viewed under the Company’s filings at www.sedar.com), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds of the Debentures of $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option (assuming a 13% interest rate). The fair value of the conversion option of the Debentures on June 28, 2007 was estimated using the residual value method as approximately $18.4 million.  The debt component of the Debentures is accreted to its face value over the term to maturity using the effective interest method at 13.5% interest.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with this financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

The Company believes it has adequate funds available to complete the pre-production construction phase and the majority of the expansion phase of the mine development and meet its corporate and administrative obligations.  The Company will have to obtain additional financing to finance the remainder of the Project construction and debt service prior to the commencement of commercial production.  The annual debt service cost of the Company is approximately $27 million per year and the Company is not projected to have significant positive cash flows until the year 2010. The combined project and debt service short fall is approximately $80 million in the aggregate based upon the published feasibility study metal prices and exchange rates. There can be no assurance it will be able to raise sufficient funds as and when these funds are required.

NEW ACCOUNTING POLICIES

The Company has adopted the following accounting policies effective for the Company’s first quarter commencing January 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. The adoption of this policy had no material impact.

b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the statement of operations such as unrealized gains or losses on available-for-sale investments. The Company does not have other comprehensive income or loss, therefore comprehensive loss for the period was equal to the loss for the period.

c)

Interest Capitalization – Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

d)

Transaction Costs - The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related debt instrument.

COMMITMENTS, CONTINGENT LIABILITIES AND SUBSEQUENT EVENTS

Afton Project Commitments

a)

The Company has entered into a number of contractual commitments to advance the development of the Project.  These commitments are either in the form of short term Letters of Intent (“LOI”), put in place as an interim measure until long-term arrangements can be completed, equipment orders to purchase or rent long lead items or critical pieces of mining equipment necessary to commence development of the Project.  These commitments include the following outstanding commitments as at June 30, 2007:

	LOI	(in thousands) Long lead items and equipment orders
Surface and underground development activities	6,995	-
Processing plant and mobile fleet	-	27,566

b)

On January 9, 2007, the Company announced that it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”), to acquire the surface rights to more than 4,000 acres of land, encompassing the Project.  The LOI contemplates the Company paying Teck $10 million upon closing, with an additional $6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase for $12 million. As part of the LOI, the Company has agreed to honour all pre-existing agreements made between Teck and any third parties regarding access and rights of way over this land, and access to water.

Completion of the final agreement described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  The Company and Teck have agreed to work towards the completion of a definitive agreement as expeditiously as possible.

c)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or common shares of the Company.

Other Royalties and Property Commitments

a)

Under the terms of the Ajax - Python Claim option agreement, the property is subject to a 2% net smelter royalty (“NSR”).  The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

b)

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year.  The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other.  Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may at any time during the option period purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property, and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property.  The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

The Company is committed to operating leases in the aggregate of $286,251. The future minimum lease payments as at June 30, 2007 are as follows:

(in thousands)
2007	$72
2008	120
2009	78
2010	16
$286

CRITICAL ACCOUNTING ESTIMATES

The recoverability of the $74.0 million project carrying value at June 30, 2007 is dependent upon the ability of the Company to obtain necessary permits, sufficient financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the license on an advantageous basis.  Changes in future conditions could require material write-downs of the Project.

During the quarter the Company  calculated the fair value split between the debt and equity of the Unit and Debenture compound financial instruments using the applicable interest rate of a similar debt instrument without an associated common share purchase warrants in the case of the Units or the conversion feature in the case of the Debenture. Management has assumed the applicable interest rate of a none compound feature debt raising to be 13%.

SUBSEQUENT EVENT

On July 30, 2007 the Company announced that the over-allotment option granted to the agents in connection with New Gold's June 28, 2007 public offering (See note 6) of Units, Debentures, Flow-Through Shares and Shares, was exercised in respect of 17,000 Units, resulting in additional gross proceeds of $17,000,000.

RESTATEMENT OF THE COMPARATIVE PERIODS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statement of Cash Flows. Management thereafter determined that amendments should be reflected in the previously issued financial statements for the periods of December 31, 2005 and June 30, 2006 which were adjusted and re-issued.

OUTLOOK

The Company continues to focusing on the Project as its primary activity. Advancement of the New Afton Project is the key to the Company’s success and with the recently completed financing the Company can now proceed with the significant development activities required to complete construction of a new mine.  Management’s efforts in 2007 will be primarily focused on:

Permitting – the Company submitted its application for a mining permit in January 2007 and anticipates receipt of the mining permit before the end of the year. Included in this process is the finalization of discussions with the local First Nations resident in the Kamloops area. The Company can not commence full surface development activities until this permit is received but may carry on its current activities under the existing exploration permit.

Surface Rights – the Company anticipates the finalization of a formal agreement encompassing the terms agreed to in the LOI with Teck to acquire the surface rights at the Project by the end of the third quarter.  Completion of this agreement will ensure that full access to the site is attained.

Development – with the results of the Feasibility Study in hand, management will undertake an optimization review to determine whether any opportunities exist to accelerate the development timeline of the Project.  The Company has engaged AMEC Americas Limited to carry out the optimization, detailed engineering design and procurement work for the Project.

Underground development has now commenced from the existing exploration decline while the Company has also ordering the majority of the long lead-time capital assets, primarily in the mill and mobile fleet areas, for the Project.  The Company expects to commence full development underground in the fourth quarter of 2007 and surface activities soon after pending receipt of the permit. The expected monthly expenditure rate on the Project for the remainder of this year is expected to be in the $3 – 4 million range.

In addition, the Company continues to assess its exploration opportunities primarily around the existing Afton resource but also on the Ajax and at its optioned properties.

As at August 8, 2007, the Company’s outstanding equity instruments were:

Common shares	36,949,717
Warrants	27,867,000
Convertible debentures	7,352,941
Common stock options	2,587,500

FORWARD-LOOKING STATEMENT

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access all the financing required to develop the mine, that appropriate equipment and sufficient labour will be available and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to undertake the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

US INVESTORS SHOULD NOTE

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.